Enterra Energy Trust

2700, 500 – 4th Avenue SW

Calgary, Alberta   T2P 2V6

January 16, 2009

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.   20549-7010

Attn: Anne Nguyen Parker

Dear Ms. Parker:

To follow up on your letter dated November 25, 2008, we have addressed the items below.

1.

 Off-Balance Sheet Arrangements

The operating leases relate to vehicles and office space.  The office space that is leased by Enterra is to house the head office employees.  The leases have standard terms and are immaterial to the operations of Enterra.  The minimum lease payments have been disclosed in the notes to the consolidated financial statements.

2.

 MD&A Overview

Your recommendation is noted for future filings.

3. MD&A Internal Controls

The material weakness was first noted by the new management team in the fourth quarter of 2007 as part of their Sarbanes-Oxley assessment.  Management did issue press releases with respect to the departure of the Chief Financial Officer, Chief Executive Officer and Vice President of U.S. Operations.  The departure of the 3 senior employees created gaps in key monitoring and oversight controls until such time as the replacements took over.  This resulted in a control weakness in key areas at December 31, 2007 that were considered by management to be a material weakness.  It is not possible to specify whether there was a weakness after the first person left or the second person left, etc.  The general agreement was that as a result of at least 3 senior employees leaving within a period of 2 months, it is likely that some review and oversight procedures may not have been completed until after the replacements were hired and they settled into their new roles.

4. MD&A Internal Controls Changes

Your recommendation is noted and in future filings we will be providing clarification of any unresolved issues, if any.

5. U.S. GAAP Difference

In future periods, Enterra will provide additional disclosure as to the nature of the U.S. GAAP adjustments in relation to the deferred tax assets and deferred tax liabilities as part of the U.S. GAAP reconciliation.  As supplemental information for the staff, the adjustments related to the deferred tax assets and liabilities for the fiscal years ended December 31, 2007, 2006 relate to differences in the accounting basis of assets and liabilities under U.S. GAAP versus Canadian GAAP.

6. U.S. GAAP Exchangeable Securities

Under Canadian GAAP, the original exchangeable shares issued on transition to an income trust were accounted for at carrying value of the common shares held in the corporation prior to the exchange.  Under Canadian GAAP, exchanges of exchangeable shares are accounted for as a step acquisition with corresponding increases to property, plant and equipment and goodwill for the difference between the fair value of the trust unit issued and the carrying value of the exchangeable share at the time of exchange by applying the appropriate exchange ratio.

Under U.S. GAAP, exchangeable shares are classified as temporary equity and are required to be measured and accounted for at their redemption value in accordance with EITF D-98.  Enterra has recorded the redemption value of exchangeable shares with the corresponding resulting adjustments to the redemption value being accounted for as charges against retained earnings in accordance with EITF D-98.

7. U.S. GAAP Proforma Financials

The information required by SFAS 141 paragraphs 54 and 55 with respect to the acquisition of Trigger Resources is included in the U.S. GAAP note in item (j).

8. Updated Certifications

The changes from the 2007 Form 40-F which was filed March 31, 2008 and the 2007 Form 40-F/A which was filed April 15, 2008 were the following:

- The change in the signature date from March 31, 2008 to April 15, 2008 from the Acting Chief Executive Officer and the Chief Financial Officer.

- The Form 40-F did not have the auditors’ signature on the Auditors’ Report and Report of Independent Registered Public Accounting Firm even though they were obtained and signed on this date.  The Form 40-F/A included the auditors’ signature on these reports.

If Enterra was to re-file the 2007 Form 40-F to update the dates on the Section 302 certifications, the Section 906 certifications and the auditor’s consent letter, a re-filing with the current date could possibly lead to the capital market confusing the 2007 re-filing with the filing of the 2008 Form 40-F which is due by March 31, 2009.  The negative effect of the potential confusion to the capital market outweighs any benefit from the 2007 Form 40-F/A being re-filed in this case.

Also, the change in the dates of the above mentioned documents to a current date from a re-filing would not be obvious to investors and may lead them to wonder why there was a re-filing since the changes are most likely not material information to an investment decision, especially when the 2008 Form 40-F which will update all the information is to be filed by March 31, 2009.

It is Enterra’s position that re-filing the 2007 Form 40-F in order to update the dates on the certifications and auditor’s consent at this point would only cause unnecessary confusion in the capital market that would overshadow any foreseeable benefit since the 2008 Form 40-F will be filed within 75 days, therefore, Enterra does not believe that it is in the public’s best interest to re-file its 2007 Form 40-F.

9. Updated Auditor’s Consent

Please see item 8 above.

The company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information, please contact the undersigned at 403-538-3580.

Sincerely,

Signed “Blaine Boerchers”

Blaine Boerchers

Chief Financial Officer

Enterra Energy Trust